PRINCIPAL DIVERSIFIED SELECT REAL ASSET FUND
CONTRACTUAL FEE WAIVER AGREEMENT
AGREEMENT to be effective August 1, 2022 by and between Principal Diversified Select Real Asset Fund (the “Fund”) and Principal Global Investors, LLC (the “Advisor”) (together, the “Parties”).
The Advisor has contractually agreed to limit the Fund’s expenses (excluding interest expense, expenses related to fund investments, acquired fund fees and expenses, and other extraordinary expenses) on certain share classes of the Fund. For avoidance of doubt, the expenses associated with collecting tax reclaims in foreign countries, such as countries in the European Union, for taxes withheld in prior years are extraordinary expenses and, as such, are excluded from the expense limits. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Fund through the fiscal year end, provided no reimbursement will be made if it would result in the Fund’s exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.
Further, the Advisor has contractually agreed to waive a portion of the management fee it receives from the Fund. The waiver is expressed as a percentage of average daily net assets. The management fee waiver is attached as Schedule B to this Agreement.
This Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby canceled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties.
This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party agrees that electronic signatures of the Parties included in this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.
IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed effective as of the day and year first written above.

PRINCIPAL DIVERSIFIED SELECT REAL ASSET FUND		PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Clint L. Woods	By:	/s/ Clint L. Woods
Name:	Clint L. Woods	Name:	Clint L. Woods
Title:	Vice President, Counsel, and Assistant Secretary	Title:	Vice President, Associate General Counsel, Governance Officer, and Assistant Corporate Secretary

By:	/s/ Beth C. Wilson	By:	/s/ Adam U. Shaikh
Name:	Beth C. Wilson	Name:	Adam U. Shaikh
Title:	Vice President and Secretary	Title:	Assistant General Counsel

SCHEDULE A

Series	Class A	Institutional Class	Class Y	Expiration
Principal Diversified Select Real Asset Fund	1.54%	1.24%	1.04%	07/31/2023

SCHEDULE B

Series	Waiver	Expiration
Principal Diversified Select Real Asset Fund	0.67%	07/31/2023

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